Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

	Successor Company				Predecessor Company
	Year Ended December 31,		November 1, - December 31, 2004		January 1, - October 31, 2004	Year Ended December 31,
	2006	2005				2003		2002
	(in thousands, except ratios)
Earnings:
Income (loss) before income taxes	$63,413	$100,057	$(11,450	)$	547,520	$(71,630	) $	(49,167)
Add: Fixed charges as below	66,327	71,636	13,283		83,670	162,571		126,620
Less: Distributions on preferred securities of subsidiary trust
	—	—	—		—	(14,945)		(28,610)
Total	$129,740	$171,693	$1,833		$631,190	$75,996		$48,843

Fixed Charges:
Interest charges	$56,016	$61,295	$11,021		$72,822	$147,626		$98,010
Interest on rent expense	10,311	10,341	2,262		10,848	—		—
Distributions on redeemable preferred securities of subsidiary trust	—	—	—		—	14,945		28,610
Total	$66,327	$71,636	$13,283		$83,670	$162,571		$126,620

Ratio of earnings to fixed charges	1.96	2.40	—		7.54	—		—

Earnings to fixed charges deficit	—	—	(11,450)		—	(86,575)		(77,777)